EXHIBIT 17.2

Edward F. Cowle
One Renaissance Square, Suite 17 F
White Plains, NY 10601
Telephone: 914-713-3129
Email address:  EdCowle@aol.com

September 4, 2012

VIA EMAIL AT mdplra@aol.com & VIA FACSIMILE AT 501-676-5274

Michael D. Parnell, CEO
U.S. Rare Earths, Inc.
12 Gunnebo Drive
Lonoke, Arkansas 72086

RE:   My response, under Item 5.02 of Form 8-K, to US Rare Earth’s explanation for removing me from the Board, “for cause,” on Monday, August 27, 2012

Dear Mr. Parnell:

At a Board Meeting of U.S. Rare Earths, Inc. (“Company” or “USRE”) held by telephone conference on Monday, August 27, 2012, Mr. Deworth Williams and I were removed from the Board of Directors “for cause.”  This was reported on Edgar on Wednesday, August 29, 2012, in a Form 8-K filed by the Company.  It now appears on internet stock sites and various search engines.  You have requested from me and Item 5.02(a) of the Form provides that a director who is removed from the Board of a ‘34 Act Company is to write a letter to the Company stating whether he agrees with the statements made by the Company in its Form 8-K and if not, stating the respects in which he does not agree.

The “cause” stated by the Company in its Form 8-K filing is that Deworth Williams and I, while Directors, participated in the filing, on Edgar, of a 14C Information Statement on the previous Friday that “contained material omissions and misstatements in direct violation of federal [securities] law and the Company’s Code of Ethics.” Stated another way, Mr. Williams and I are charged with having committed securities fraud, allegations that also have criminal counterparts given that, to my understanding, virtually all federal securities violations have criminal counterparts.  A copy of the Company’s Code of Ethics is posted on its website, www.usrareearths.com.

Please be advised that I strongly disagree with the statements and conclusions made by the Company in its Form 8-K concerning my removal as a Director.  Contrary to the statements in the Company’s Form 8-K, it is my belief that I was removed as a Director of the Company in retaliation for questioning management over the past several months, with the final challenge to their authority and wisdom culminating in the filing of the Schedule 14C Information Statement which I, along with other persons, whom together represent a majority of the Company’s issued and outstanding voting shares, filed on Friday, August 24, 2012.  Contrary to what the Company would have the Securities and Exchange Commission (“Commission” or “SEC”) falsely believe in its Form 8-K, the 14C Information Statement is a document that the Company’s majority shareholders had every right, under both state and federal law, to file on Edgar and thereupon mail out to the shareholders as required under applicable SEC rules and regulations.  I might also point out that retaliation is expressly prohibited under Article VIII of the Company’s Code of Ethics, thereby rendering every Board Member who voted to remove Mr. Williams and me a violator thereof.

Michael D. Parnell, CEO

September 4, 2012

By way of background, I have been a Director of the Company since early 2011.  I am one of three founders of the Company, including the private entity which originally possessed its major assets.  Mr. Williams and I have spent the past 17 years diligently working to build value and create a successful worldwide brand name for the rare earth properties acquired from us by the Company.  Over the years, valuable thorium and rare earth properties were discovered by us, claims staked and geology performed—all with our own personal funds.  I have spent the prime years of my business career with the privately owned predecessor company.  This former privately held company that owned the rare earth properties needed expansion capital and entertained a number of offers over the years.  Last year, USRE’s current management group induced the major shareholders of the private entity, including me, to merge into a public entity.  A subscription agreement they prepared offered insiders (friends and family) the opportunity to buy restricted stock at $2.85 per share with a warrant convertible at $4.85 per share.  There was also a clause that allowed the Company to call for the redemption of the warrant at $7.25 per share if the stock traded at $7.25 for ten consecutive days.  This gave the investor, my partners and me the impression that the needed financing would not only be completed but that the stock would thereafter trade in an orderly and responsible manner.  I do not know what the private investors were told but my group was told that a $5 million financing would close rapidly when we merged our assets, namely, the claims, with and into their public entity.  We were also told that the warrants would definitely be exercised in the summer of 2011 (thereby raising $8 million of additional capital for the Company), and that in the fall of 2011, a $20 to $30 million secondary offering would be filed and completed.  As far as I am aware, a total of $3.8 million is all that was raised out of the initial $5 million private placement offering.  This is contrary to the statement in the July 11, 2011, Press Release (displayed on the USRE website archive) which states “Colorado Rare Earths [USRE’s public company predecessor] is currently completing a private placement that will fund the Company’s 2011 exploration program .  .  ..” I am not aware of any other private placement other than the proposed $5 million private placement mentioned in the distributed sales memo and subscription document that was being offered and circulated at that time.  The Company’s SEC filings, to my knowledge, show no new investment capital in over a year other than a recent investment by the Chairman of the Board and a newly added director, a physician, with no seeming experience in mining or metals.  Through a seemingly endless array of stock options, warrants, cashless warrants, and the incurring of substantial debt, my equity position, that of my partners, the initial investors, and public shareholders have been substantially diluted—even without the money having been raised that was committed at the beginning to finance the project.  Accordingly, Mr. Williams and I felt we not only had the right, but the obligation and fiduciary duty to file the 14C Information Statement.

Michael D. Parnell, CEO

September 4, 2012

In August 2011, just over a year ago, the Company completed the triangular merger transaction through which the public entity, now USRE, acquired the unpatented rare earths mining claims and other properties that it now has.  The assets contributed in exchange for stock were very valuable rare earth properties.  In a press release dated July 12, 2012, USRE announced that an independent valuation concluded that the properties were valued at $1.2 BILLION.  (I had no hand in the preparation or dissemination of such press release and knew nothing about it beforehand.) Mr. Parnell was quoted as saying, “We are treating this valuation as conservative.” As a result of the 2011 merger transaction, the new management group assumed positions on the Company’s Board of Directors.  Ever since, I have helplessly watched a significant drop in market value of the Company.  The stock price’s high over the past 52 weeks has been $7.00 per share.  On July 18, 2011, when the public company initially announced the acquisition of the privately held USRE and changed its name, the stock traded as high as $9.50 based on the public’s knowledge of the asset and rare earth expertise that was being acquired.  As recently as August 16, 2012, the low has been 11 cents.  I have also witnessed a significant erosion of the Company’s capital base.  The corporate bank account now appears to have negligible cash when, over a year ago, the Company had raised $3.8 million in cash.  Again, a much lower number than committed (see July 11, 2011 Press Release) or necessary to run a mining exploration operation and cover the very large monthly overhead created by new management.

As an unpaid, non-salaried Director, I offered my assistance based upon my many successful years in the NYC financial community and my desire to see the Company succeed.  In my earlier years, I was a very successful stockbroker with major Wall Street firms.  I was consistently ranked within the top 5% nationally (a star) and never had any SEC or other regulatory complaints or violations of any kind.  I spent the past five years making trips to Washington D.C. working with lobbyists and educating government agencies, working with NYC public relations firms, and creating a worldwide name and reputation for our rare earths company.  I was invited to speak at rare earth seminars, and was many times the “go to” guy during networking events when investors and analysts were looking for exciting rare earths companies.  I will modestly say that I have more experience, contacts, and exposure than the majority of new directors that I brought into the Company last year.  In a press release dated October 28, 2011, Mr. Parnell stated: “This name change is an important milestone in the evolution of the Company marking our ability to acquire quality properties.  The U.S. Rare Earths, Inc., name is well established with the U.S. Geological survey, Department of Energy, Department of Defense, on Capitol Hill and in the Industry.” Mr. Williams and I handed the Company and relationships to the Parnell Group on a silver platter.  Nonetheless, approximately 9 months ago, I was told by certain other Board Members that an “operating committee” had been formed, of which I was not a member, and therefore, I could not be privy to operating decisions or strategy of the Company, even though I was a Director.  It is my belief that we have had no more than one Board of Director meeting per quarter, and when they did occur, they were basically to rubberstamp pre-planned agendas of the “operating committee.”  In my view, this prevented me from exercising my fiduciary duties as a Director.  This so called “operating committee” has never been disclosed in any of the Company’s Edgar filings.  I, along with others, was told of and shut out of this “committee” even though the Company’s Edgar filings affirmatively represent that there are no committees.  The Bylaws require that if such a committee is to be formed, it must be approved by the Board of Directors.  That has never occurred.  Claiming the formation of this “operating committee” was, in effect, a way for certain individuals to control the Company on a day to day basis, along with controlling the Board of Directors.  Ironically, at the end of the Code of Ethics link on the Company’s website, it discloses the existence of an “audit committee” to oversee compliance with the Company’s Code of Ethics.  To my knowledge, no audit committee has similarly ever been formed.  If it has, there is no mention of it in any of the Company Edgar filings, nor has it been voted upon in any of the Board meetings.  At the same time, the Company’s 10-K affirmatively represents that the Company has no committees.

Michael D. Parnell, CEO

September 4, 2012

Based on mine and other large shareholders’ desire to try and remedy the perceived anemic situation, not the least of which was a completely dysfunctional Board of Directors, a majority shareholder group on August 23, 2012, authorized a representative to file a14C Information Statement on Edgar by which a solid majority of the Company’s shareholders representing approximately 58% of the Company’s issued and outstanding common capital shares, voted-in 5 directors by written consent, some adverse to us, some not, but all of whom were already on the Board.  The August 31, 2012, second Form 8-K filed by the Company which announced authorization to further issue over 5 million new shares, 3.79 million shares of which is for virtually no consideration that I can tell because it was issued for nebulous “services” on the part of 4 directors, demonstrates that the majority shareholders’ filing of the 14C Information Statement on Edgar on August 24, 2012, in order to protect the shareholders was more than justified.  For example, additional stock has suddenly been issued to 4 employees, all of whom already have employment contracts with the Company, with no reasons given, and a large block of stock was authorized to be issued to the Chairman of the Board of Directors for 11 cents per share on a day when the stock traded at a high of 50 cents per share and a low of 36 cents per share.  I question the judgment and fairness of this Board of Directors allowing a board of director to buy over 2 million shares of stock at 11 cents when most investors paid $2.85 per share and were not offered the same opportunity to invest at 11 cents—action which further substantially dilutes all shareholders and positions these people to wrest shareholder control at the shareholders’ expense.

At the Board Meeting held on Monday, August 27, 2012—a Board Meeting that failed to contain an agenda announcing the consideration of our removal—the majority Board Members who have been seeking to gain voting control of the Company from the existing shareholders, produced a previously unannounced lawyer, a securities litigation specialist, who proceeded to run the entire meeting as “the newly appointed Company counsel.” This was a surprise because not only was it unannounced but management had always used the same SEC and corporate attorney for many years and no explanation was given why he wasn’t present or had suddenly been replaced.  Furthermore, management had always set an agenda days in advance of a meeting.  In this instance, Mr. Parnell emailed an agenda a few hours before the scheduled meeting and no announcement was made of a majority of the Board hiring an unknown visiting attorney at Company expense to attend, control the meeting, intimidate and ambush Mr. Williams and me, and implement the majority of the Board’s self-serving agenda.  This surprise tactic was a farce in my opinion because representing the majority of Board Members and their desire to take full control of the Company does not make such counsel a representative of the Company as a whole and its interests as an entity.  In my view, if one were going to represent “the Company,” that person should be representing the interests of none other than the majority shareholders.  This is because they are the people that are the Company, not a majority of Board Members, and certainly not a majority of Board Members methodically working and devising ways, in my opinion, to usurp majority shareholder control for themselves.

Michael D. Parnell, CEO

September 4, 2012

In the meeting, the newly appointed counsel threatened the majority shareholders’ outside counsel who was not present on the call and who had assisted in the preparation of the 14C Information Statement; such newly appointed counsel repeatedly accused our outside counsel of committing securities fraud during the telephonic meeting with some-10 people on the phone and with minutes and notes taken.  No doubt the meeting was also recorded.  Such “newly appointed Company counsel” did so on the grounds that our failure to mention or quote Section 3.15 of the Bylaws, which relates to removing directors, rendered the 14C Information Statement materially omissive and misleading—the implication being that Section 3.15 of the Bylaws relating to removing directors necessarily trumps the right of a majority of a company’s shareholders to elect a board when, in fact, the Company hadn’t had a shareholders’ meeting to elect directors since its inception over 5 years ago.  (This was also a misinformed and tremendously petty point because such provision of the Bylaws requires removal of a board member by a two-thirds vote of the shareholders only when a formal shareholders’ meeting is called and held, which was not the case.)  Not content with such an uninformed and biased interpretation, “newly appointed Company counsel” further alleged that the representation in the Written Consent of a Majority of Shareholders attached as an exhibit to the 14C that only 9 could serve on the Board when 11 could actually serve on the Board, was also such a significant “material omission” that it similarly rendered the entire 14C Information Statement false, misleading and effectively fraudulent.  This second allegation is especially outrageous because (1) a signed copy of the apparent unanimous Board Resolution approving the increase of the Board from 9 to 11 in June or July 2011 was never furnished to either myself or Mr. Williams as Board Members, (2) the Company never identified the alleged amendment to its Bylaws in its Form 10-K for December 31, 2011, and the exhibits thereto, and (3) the alleged unanimous board resolution was never, to my knowledge, filed on Edgar where anyone, including myself or Mr. Williams, would have seen or otherwise had notice of it.  More importantly, however, whether the Board could consist of 9 or 11 was not even relevant to the 14C’s purpose of voting-in directors after numerous years of having never done so.

The failure to mention Section 3.15 of the Bylaws in the initial 14C Information Statement when our own counsel didn’t see its relevance to the 14C and secondly, the failure to recognize or mention the alleged amendment to the Bylaws back in June or July 2011, an amendment that Mr. Williams and I weren’t aware of and had no particular reason to recall or be aware of, were alleged by such new counsel to be material misstatements or omissions of fact in the 14C which rendered the entire document “fraudulent.”  As a result of this conclusion that was railroaded through at the meeting, a majority of the Board resolved to dismiss Mr. Williams and myself from the Board “for cause,” that is, for actually carrying out what a majority of shareholders of an American corporation are lawfully entitled to do.  See original and amended 14C Information Statements filed on Edgar.  Not satisfied with that result, such alleged “new Company counsel” further sought and received Board approval to file a complaint against our legal counsel with the SEC for apparently making such alleged fraudulent misrepresentations or omissions in the 14C Information Statement, something that Mr. Williams and I believe constitutes or borders on a form of extortion.  This is because the implication was clear that we better “shut up” and do what this “new Company counsel” wanted or else our own counsel would never again be allowed to practice before the Commission, let alone ever represent us again.  This pre-planned strategy was in itself shocking.  But for the Board of Directors to “collude” with a newly hired, unannounced attorney purporting to represent “the Company” was certainly not, in my opinion, in the best interests of the shareholders.

Michael D. Parnell, CEO

September 4, 2012

As to the alleged failure of Mr. Williams to disclose a prior SEC enforcement action that is over 10 years old as an additional basis for removing Mr. Williams “for cause,” the fact is that the Company was already well aware of this and had discounted such fact long ago because of its age.  To my understanding, being not only over 5 years old but over 12 years old, it is not relevant as a matter of law.  Having said this, I am appalled that the Board would bring this up as an additional ground for removal of Mr. Williams when the Company’s own CEO, Mr. Parnell, also signed a consent decree with the Commission for conduct that, on its face, was far more egregious than anything Mr. Williams did or has ever done.  See, http://www.sec.gov/litigation/litreleases/lr16415.htm.  In fact, Mr. Parnell’s consent decree was not disclosed in the December 2007 14C Edgar filings of Calypso, the public company predecessor to US Rare Earths, that is, at a time when he first attained a Board of Directors position, became CEO, and acquired a 11.5% shareholder interest in the public Company (though it was disclosed by him later in an S-1 registration statement filed on Edgar).  Mr. Parnell’s SEC problems have also been conspicuously omitted from the biography section of the Company’s website, the Colorado Rare Earth Website, the private placement offering materials used to raise $3.8 million of investment capital for the Company, USRE’s Form 10-K for its fiscal year ended December 31, 2011 filed on April 16, 2012, all of which also appears to be a violation of provisions of USRE’s Code of Ethics requiring full and fair public disclosure.  If Mr. Williams was dismissed from the Board for signing an SEC consent decree in 2000, it only seems right that Mr. Parnell should also be dismissed from the Board for similarly signing an SEC consent decree in the same year, and especially when Mr. Parnell’s appears to involve a more serious violation, penalty and disciplinary action than Mr. Williams’.

Our own outside counsel, whom Mr. Williams and I believe was egregiously slandered by the “new Company counsel” in the telephone Board Meeting, has advised us that, in his opinion, the failure to (1) refer to Section 3.15 of the Bylaws in the original 14C and (2) the apparent clerical error or mistake concerning identifying the correct number of directors authorized to sit on the Board in an exhibit thereto, are not only immaterial on their face but, as a matter of law, they cannot be material to the original 14C Information Statement.  This is because the 14C Information Statement does not solicit or seek any shareholder’s vote.  According to our counsel, the situation is similar or analogous to a merger transaction in which the votes of minority shareholders are not sought or obtained.  In such a situation, the minority shareholders can elect dissenters’ rights and seek appraisal of the value of their shares but they can’t allege fraud, simply because, without any reliance on anything represented, it is impossible for them to have been defrauded.  The merger transaction would occur and will occur anyway because a majority of shareholders has approved it.  Our counsel has further explained that this is why the Forced Sale Doctrine has not been adopted as a theory of securities fraud liability in most, if not all, jurisdictions.  That is, it is because there can be no reliance and, in some instances, such as in a corporate dissolution that confers appraisal rights, the corporate action is not even considered a “sale.”  Such is the case here.

Michael D. Parnell, CEO

September 4, 2012

Based on the foregoing, I believe that the description in the Form 8-K of why Mr. Williams and I were removed from the Board of Directors is false, omissive, misleading, incorrect—and harmful.  In my opinion, there is no dispute that we were removed from the Board in retaliation for voicing our concerns that the Company was not being run correctly and that management was engaged in a deliberate effort to substantially dilute the shareholders over time and thereby gain voting control.  I believe our concerns were well within our fiduciary duty as Directors to attempt to remedy.  I also believe that Mr. Williams and I were egregiously slandered at the Board Meeting by “the new Company counsel” and those Board Members who voted for our removal for a trumped up “cause” that didn’t exist in order to protect their high salaries, consulting fees, stock options, warrant issuances, and the golden parachutes included in their various employment agreements.  I am not and never have been looking for salary or any other remuneration but for a change in management via legal means.

On a personal note, I am very hurt by these slanderous and patently untrue allegations.  My entire reputation and good name is synonymous with US Rare Earths, the Company’s privately held predecessor corporation in name.  The private predecessor company, US Rare Earths, had been my anchor and identity for the past 17 years.  I have invested substantial personal funds in USRE, and actually borrowed money at times to insure its survival.  My future ability to make a living has been damaged by a reckless 8-K filing that is now permanently on the internet when my name is searched.  Currently, when one “Googles” my name, an excerpt from the Company’s 8-K reprinted on Yahoo! Finance accusing me of violating federal [securities] law and the Company’s Code of Ethics is on the first page out of many Google pages detailing my accomplishments over the years.  This is evidenced by Exhibit “A” attached hereto.  My future livelihood as a consultant and entrepreneur is based solely on reputation.  The majority of my income over the past 20 years is directly tied to actual shareholders, advisors, directors, employees, and consultants of USRE—basically my entire Rolodex.  Most of these people were introduced to the rare earths project by me.  The majority of these people, including all current board members, had never heard of the predecessor company or its properties 2 years ago.  For these reasons, to be removed from the successor’s Board of Directors for violating federal securities laws and violating a public company’s Code of Ethics will have financial and emotional repercussions for me far beyond USRE.  The “new Company counsel” and several board members told me that what I did was “fraudulent.”  The new Company counsel repeatedly told me in the August 27 Board Meeting conference call that I had acted with “scienter.”  I subsequently looked up the definition and it read “to act with criminal intent.”  These slanderous allegations and accusations were permanently recorded at an official public company board of directors’ meeting with approximately 10 people present on the phone.  The Board of Directors then unanimously voted on a resolution to authorize and formalize these extremely serious charges and publicly file them for posterity with a US government federal enforcement agency with such new counsel’s guidance, advice, approval and encouragement.

Michael D. Parnell, CEO

September 4, 2012

I vehemently deny and challenge the allegations of cause for removal from the Board of Directors of USRE.

Please file an Amended Form 8-K and attach this letter as an exhibit as required under Item 5.02.  Thank you.

Yours very truly,

/s/ Edward F. Cowle

Edward F. Cowle

cc:  J. Michael Coombs, Esq.

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